Exhibit 12.1
Ratio of Earnings to Fixed Charges

	Nine Months Ended	Year Ended December 31,
	September 30, 2015	2014	2013	2012	2011	2010
	(Dollars in thousands)
Consolidated income before income taxes	$284,356	$196,064	$389,332	$85,989	$132,914	$65,266
Interest sensitive and index product benefits and amortization of deferred sales inducements	954,709	1,605,119	1,525,980	895,636	846,878	794,803
Interest expense on notes payable	21,976	36,370	38,870	28,479	31,633	22,125
Interest expense on subordinated debentures	9,138	12,122	12,088	13,458	13,977	14,906
Interest expense on amounts due under repurchase agreements and other interest expense	2	18	139	—	30	—
Interest portion of rental expense	618	847	797	697	665	648
Consolidated earnings	$1,270,799	$1,850,540	$1,967,206	$1,024,259	$1,026,097	$897,748

Interest sensitive and index product benefits and amortization of deferred sales inducements	$954,709	$1,605,119	$1,525,980	$895,636	$846,878	$794,803
Interest expense on notes payable	21,976	36,370	38,870	28,479	31,633	22,125
Interest expense on subordinated debentures	9,138	12,122	12,088	13,458	13,977	14,906
Interest expense on amounts due under repurchase agreements and other interest expense	2	18	139	—	30	—
Interest portion of rental expense	618	847	797	697	665	648
Combined fixed charges	$986,443	$1,654,476	$1,577,874	$938,270	$893,183	$832,482

Ratio of consolidated earnings to fixed charges	1.3	1.1	1.2	1.1	1.1	1.1

Ratio of consolidated earnings to fixed charges, both excluding interest sensitive and index product benefits and amortization of deferred sales inducements	10.0	5.0	8.5	3.0	3.9	2.7
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